[LETTERHEAD OF VANTAGE DRILLING COMPANY]

March 4, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 7010

Attn:	Laura Nicholson

Re:	Vantage Drilling Company
Rule 477 Application for Withdrawal of
Registration Statement on Form S-3
Initially filed on July 9, 2008
File No. 333-152228

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Vantage Drilling Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-152228), initially filed with the Commission on July 9, 2008, and amended on August 15, 2008 and September 29, 2008, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Registration Statement covered the resale of the Company’s ordinary shares, $0.001 par value per share (the “Shares”), by the Selling Shareholders named therein.  The Company has determined that it is not in its best interests to proceed with the registration of the resale of the Shares at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

United States Securities and Exchange Commission
February 23, 2009

The Company also advises the Commission that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement will be used to offset the total fees for a subsequent registration statement(s).

We would appreciate if you would please provide Bryan K. Brown, of Porter & Hedges, LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is (713) 226-6291.

Thank you for your assistance with this application for withdrawal.  If you have any questions or require any further information, please contact Bryan K. Brown, of Porter & Hedges, LLP, the Company’s legal counsel.

Very truly yours,

VANTAGE DRILLING COMPANY

By:	/s/ Chris E. Celano
	Name:	Chris E. Celano
	Title:	General Counsel